United States securities and exchange commission logo





                              December 18, 2023

       Cheuk Hang Chow
       Chief Executive Officer
       IGTA Merger Sub Ltd
       875 Washington Street
       New York, NY 10014

                                                        Re: IGTA Merger Sub Ltd
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted November
20, 2023
                                                            CIK No. 0001997698

       Dear Cheuk Hang Chow:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4

       Cover page

   1. Please revise the cover page and prospectus summary to disclose the voting power percentage of your
founders and that you expect to be a "controlled company" post-
                                                        business combination.
Also, provide a cross-reference to your risk factor disclosure and the longer discussion
of the exemptions available to you as a "controlled company."
                                                        Additionally, if your
founders, who hold controlling voting shares, intend to act as a group for purposes of
determining corporate actions including but not limited to appointment of board members, please
state so directly.
 Cheuk Hang Chow
FirstName LastNameCheuk   Hang Chow
IGTA Merger   Sub Ltd
Comapany18,
December  NameIGTA
              2023    Merger Sub Ltd
December
Page 2    18, 2023 Page 2
FirstName LastName
Questions and Answers About the Business Combination and the Special Meeting What vote is required to approve the Proposals?, page x

2.       You state that the Initial Stockholders (Sponsor and all of Inception
Growth   s officers and
         directors) have agreed to vote any IGTA shares in favor of the proposals. Please clarify whether the Initial Stockholders include all parties that entered into the Sponsor Support
         Agreement and the Shareholder Support Agreement.
Q: Will I experience dilution as a result of the Business Combination, page xii

3. Please explain the following as it relates to the information provided in this Q&A:
             Tell us how you determined the number of shares for Inception Growth Public
             Stockholders and Inception Growth Initial Stockholders in both tables. In this regard, we note that initial stockholders purchased 2,587,500 shares in a private placement prior to the initial public offering. To the extent the difference relates to Non-
             Redemption shares transferred to third party shareholders, revise to include a footnote clarifying as such.
             Revise to ensure the footnotes to the table agree to the line items in the table. In this regard, you refer to note (6) in the table but do not include a footnote (6). It is also unclear if footnotes (4) and (5) relate to the designated line items.
             You refer to the issuance of 3,985,891 PubCo Ordinary Shares to the Inception
             Growth stockholders in connection with the Redomestication. Tell us what this amount represents and clarify whether certain Inception Growth Shareholders will not receive PubCo shares in the Redomestication. In this regard, it appears that excluding the Public Rights, Inception Growth had 5,581,391 shares of common stock outstanding at September 30, 2023.
             Please provide your calculations to support your reference to Inception Growth's public stockholders who hold shares issued in the IPO own 76.50% of Inception
             Growth's issued and outstanding shares.
Risk Factors, page 19

4. With a view toward disclosure, please tell us whether your sponsor is, controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
         Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
 Cheuk Hang Chow
IGTA Merger Sub Ltd
December 18, 2023
Page 3
5. Please include a risk factor discussing the current state of artificial intelligence regulation in your markets, the potential for new laws or rules to materially impact the company and whether these risks were included in your discussions and analysis of
AgileAlgo   s
         projections and valuation.
6. We note that you extended the date by which you must complete a business combination to a date more than 24 months after your initial public offering. Please provide disclosure discussing the risk that you may be subject to the Investment Company Act of 1940.
         Additionally, disclose whether you intend to move the funds in the Trust Account to cash.
AgileAlgo's products in trial and solutions, as well as applications, features, and functionality..., page 23

7. You state that AgileAlgo is required to compensate or reimburse third parties in connection with certain sales of its products in trial and solutions as part of its partner relationships. Discuss the terms of the compensation or reimbursement and disclose the amounts for all periods, if material.
Activities taken by Inception Growth's affiliates to purchase, directly or indirectly, Public Shares will increase the likelihood of..., page 51

8. We note that the Sponsor, directors, officers, advisors, or any of their respective affiliates may purchase public shares in privately negotiated transactions or in the open market either prior to or following the completion of the business combination, and that such a purchase could include a contractual acknowledgment that such stockholder agrees not to exercise its redemption rights and could include a contractual provision that directs such stockholder to vote such shares in a manner directed by the purchaser. Please provide your analysis on how any such purchases would comply with Rule 14e-5. Proposal No. 2: The Share Exchange Proposal
Valuation Report, page 80

9. You disclose that Moore performed a valuation of AgileAlgo that was presented to the board in their consideration to approve the business combination. Please disclose a detailed summary of the valuation report as well as the rationale supporting its conclusion
       of the $158 million valuation. For example, identify the    comparable
publicly listed
       companies    that were used in the report and how they compared in terms of the stage of
       development. Disclose the estimated forward revenue of AgileAlgo that was provided by
FirstName LastNameCheuk Hang Chow
       AgileAlgo management. In addition, disclose the details of the research study by FactSet
Comapany    NameIGTA
       Mergerstat, LLC Merger
                         and the Sub Ltd Valuation Resources LLC. Clarify
whether these
                                 Business
       studies
December   18, were
               2023 commissioned
                     Page 3         by the company.
FirstName LastName
 Cheuk Hang Chow
FirstName LastNameCheuk   Hang Chow
IGTA Merger   Sub Ltd
Comapany18,
December  NameIGTA
              2023    Merger Sub Ltd
December
Page 4    18, 2023 Page 4
FirstName LastName
Business of AgileAlgo, page 95

10. We note your disclosure that you are in the development stage of your Virtual Developer
         Suite, ADA product. Please disclose when product development began, the material hurdles that remain, and an estimated timeline for completion of the application and subsequent listing on your platform.
11. You state that examples of companies requiring custom codes include Royal Dutch Shell
         Company, ExxonMobil, and BP. You also identify other companies such as Accenture and IBM. Please discuss whether you currently have relationships with these companies and, if not, why you believe that a discussion of these specific companies is appropriate in this registration statement.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
AgileAlgo
Overview, page 112

12. Please revise to further discuss management's plans to scale your operations. Address any milestones you intend to reach, the steps you will take to achieve each milestones, and the anticipated timing. Also, revise your liquidity discussion to address and quantify any material cash requirements needed to reach such milestones. Refer to
Item 303(b) of
         Regulation S-K.
Components of Results of Operations, page 113

13. You state that you increased your investment in research and development to ensure your
         platform   s ability to scale and accommodate, in part, the growing
number of    Customer
         implementation scenarios.    Please define    customer implementation
scenarios    and
         discuss how this has changed over the period reported.
Revenues, page 114

14. You refer here to revenues of $18,218, which is comprised of $1,946 from platform subscriptions and $16,272 from professional services; however, according to AgileAlgo's condensed statements of operations, revenue for the nine months ended June 30, 2023 was
         $13,468. Please explain this apparent inconsistency or revise.
Key Business Metrics and Selected Financial Data, page 116

15. We note that the majority of the companies subscribed to your platform as of September
         30, 2023 are Trial users who have one month of free usage extendable upon request and agreement. Please revise to clarify how often you extend the free trial period and specifically address how long each of the current Trial subscriptions have been using your platform. Also, tell us your consideration to include a discussion regarding the conversion rate of Trial companies to paid users. Lastly, revise to disclose the subscription terms for your current Enterprise and Standard Tier users.
 Cheuk Hang Chow
FirstName LastNameCheuk   Hang Chow
IGTA Merger   Sub Ltd
Comapany18,
December  NameIGTA
              2023    Merger Sub Ltd
December
Page 5    18, 2023 Page 5
FirstName LastName
Platform Statistics, page 117

16. You state that you calculate usage based on number of projects, user stories and the number of Application Program Interface (API) calls created and used by number of users. Please clarify whether the data presented on pages 117 and 118 includes free Trial
         Tier subscriptions. If so, revise to provide the platform statistics for paid subscriptions only.
Liquidity and Capital Resources, page 121

17. You disclose that there is substantial doubt about AgileAlgo's ability to continue as a going concern if the business combination is not consummated. Please disclose the minimum funding required for AgileAlgo to remain in business for at least the next 12 months, as well as the minimum number of months that AgileAlgo will need to conduct planned operations using currently available capital resources. Refer to Item 303(a)(1) and
         (2) of Regulation S-K.
Unaudited Pro Forma Condensed Consolidated Financial Information
Description of the Business Combination
The Earnout, page 134

18. You state that AgileAlgo accounts for the Earnout Consideration based on applicable authoritative guidance in IFRS 2. Please revise to disclose your accounting for Earnout
         Shares in accordance with U.S. GAAP and provide us your analysis to support your conclusion that such shares qualify for equity classification. Refer to ASC 480 and 815-
         40.
Basis of Pro Forma Presentation, page 135

19. You state that the pro forma financial statements give effect to events that are "related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company." However, elsewhere you state that you prepared the pro forma financial statements in accordance with Article 11 of Regulation S-X as amended by SEC Release 33-10786. Please correct this inconsistency and ensure you disclosures and pro forma financial statements comply with the updated guidance in Article 11 of Regulation S-X.
20. You state that redemption Scenario 3 represents the maximum redemption amount to leave a minimum of $5,000,001 of net tangible assets, which does not appear to be the case based on the pro forma balance sheet. Please clarify how you determined the net tangible asset condition will be satisfied under the Maximum Redemption scenario as currently presented or revise as necessary. To the extent Proposal No. 6 to amend the
         NTA requirement impacts the current net tangible asset requirement, please explain and revise as necessary to clarify throughout.
 Cheuk Hang Chow
FirstName LastNameCheuk   Hang Chow
IGTA Merger   Sub Ltd
Comapany18,
December  NameIGTA
              2023    Merger Sub Ltd
December
Page 6    18, 2023 Page 6
FirstName LastName
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance
Sheet, page 142

21. Your note to adjustment (4) refers to $1.5 million deferred offering costs while the actual adjustment is $1.35 million. Please explain the difference or revise. In addition, describe in further details what the offering costs are related to and how the related liability is expected to be settled.
22. Pro forma adjustment (9) reflects the issuance of the IGTA Note Payable of $300,000.
         Please clarify whether this adjustment is related to the $200,000 promissory note issued by Inception Growth to the Sponsor on November 17, 2023. If so, explain the difference in amounts or revise. In addition, revise your Summary of the Proxy
         Statement/Prospectus section to include a prominent discussion of such notes.
U.S. Federal Income Tax Considerations
Material U.S. Federal Income Tax Considerations, page 172

23. We note that you intend for the Redomestication Merger to qualify as a reorganization, and, if so, U.S. Holders would generally not recognize any gain or loss as a result of each transaction. Please attribute this representation of tax consequences to counsel and file a tax opinion pursuant to Item 601(b)(8) of Regulation S-K or advise why the tax consequences are not material to an investor.
Condensed Consolidated Financial Statements of Inception Growth Acquisition Limited
Note 5. Related Party Transactions
Non-redemption Agreements, page F-19

24. We note that you accounted for the excess fair value of Founder Shares related to the
         Non-redemption Agreements as an offering cost, which you recognize as a capital contribution by the Sponsor to induce the Non-redeeming Stockholders not to redeem certain shares. Please explain further what offering these costs relate to and how you determined that SAB Topic 5.A is the applicable guidance to account for such costs. Tell us what other guidance you considered and dismissed.
Audited Financial Statements of Inception Growth Acquisition Limited
Note 6. Stockholder's Equity
Warrants, page F-40

25. You state here that Private Warrants will be exercisable on a cashless basis and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. However, if the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by and exercisable by such holders on the same basis as the Public Warrants. Given the terms of the Private Warrants change based on the identity of the holder, tell us how you concluded they meet the criteria for equity classification pursuant to ASC
815-40.
 Cheuk Hang Chow
IGTA Merger Sub Ltd
December 18, 2023
Page 7
Audited Financial Statements of AgileAlgo Pte. Ltd
Report of Independent Registered Public Accounting Firm, page F-57

26. Please revise to include a properly dated auditor's report. Refer to Rule 2-02(a) of
      Regulation S-X.
       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray at 202-551-5176 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameCheuk Hang Chow
                                                            Division of
Corporation Finance
Comapany NameIGTA Merger Sub Ltd
                                                            Office of
Technology
December 18, 2023 Page 7
cc:       Ted Paraskevas
FirstName LastName